Exhibit 3


              ENGLISH TRANSLATION OF FRENCH LANGUAGE PRESS RELEASE


     The Board of Directors of Brylane Approves Pinault-Printemps-Redoute's
                                 Offer

          Pinault-Printemps-Redoute made last December a proposal in order to acquire the minority interests of Brylane, via Empire Stores, subsidiary of Redcats, which already holds 49.9% of the capital of Brylane.

          The offer, unanimously approved by the independent directors of Brylane on March 9, 1999, will be made for $24.50 per share of Brylane common stock and will represent an investment of about US $211 Million (about 1,265 million French Francs).

          This operation is part of a strategic development scheme followed by Pinault-Printemps-Redoute in the mail order selling sector. It should enable Pinault-Printemps-Redoute to accelerate the globalization of the Redcats' catalogs, especially Redoute's, and the Brylane's catalogs in the US and in Europe.

          Brylane is the US leader for catalogs specialized in large as well as traditional sizes clothing. The brand also offers a home furnishings catalog started in September 1998. The total sales for Brylane were 6,654 Million French Francs (1,014.4 Million Euros) for the first three quarters of fiscal 1998.

          Pinault-Printemps-Redoute is the leader in the specialized distribution sector with a presence in more than 40 countries and sales of 108 Billion French Francs in 1998 (16,464.5 Million Euros).